SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

HashiCorp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000015 per share

(Title of Class of Securities)

418100103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418100103	13G

1.	Names of Reporting Persons Redpoint Omega II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,467,752 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,467,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,467,752 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒
11.	Percent of Class Represented by Amount in Row 9 6.6% of Common Stock (13.2% of Class A Common Stock) (3)(4)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Omega II, L.P. (“RO II”), Redpoint Omega Associates II, LLC (“ROA II”), Redpoint Omega II, LLC (“RO II LLC”), Redpoint Omega III, L.P. (“RO III”), Redpoint Omega Associates III, LLC (“ROA III”) and Redpoint Omega III, LLC (“RO III LLC,” together with RO II, ROA II, RO III LLC, RO III and ROA III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 12,467,752 shares of Class B Common Stock held by RO II, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person. RO II LLC serves as the sole general partner of RO II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by RO II and may be deemed to have indirect beneficial ownership of the shares held by RO II. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(4)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 418100103	13G

1.	Names of Reporting Persons Redpoint Omega Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 385,594 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 385,594 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,594 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒
11.	Percent of Class Represented by Amount in Row 9 0.2% of Common Stock (0.5% of Class A Common Stock) (3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 385,594 shares of Class B Common Stock held by ROA II, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person. The managers of RO II LLC commonly control ROA II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by ROA II and may be deemed to have indirect beneficial ownership of the shares held by ROA II. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(4)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 418100103	13G

1.	Names of Reporting Persons Redpoint Omega II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,853,346 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,853,346 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,853,346 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒
11.	Percent of Class Represented by Amount in Row 9 6.8% of Common Stock (13.6% of Class A Common Stock) (3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 12,467,752 shares of Class B Common Stock held by RO II, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person, and (ii) 385,594 shares of Class B Common Stock held by ROA II, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person. RO II LLC serves as the sole general partner of RO II and the managers of RO II LLC commonly control ROA II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by RO II and ROA II and may be deemed to have indirect beneficial ownership of the shares held by RO II and ROA II. RO II LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(4)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 418100103	13G

1.	Names of Reporting Persons Redpoint Omega III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 660,438 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 660,438 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,438 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒
11.	Percent of Class Represented by Amount in Row 9 0.4% of Common Stock (0.8% of Class A Common Stock) (3)(4)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 660,438 shares of Class B Common Stock held by RO III, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person. RO III LLC serves as the sole general partner of RO III. As such, RO III LLC possesses power to direct the voting and disposition of the shares owned by RO III and may be deemed to have indirect beneficial ownership of the shares held by RO III. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(4)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 418100103	13G

1.	Names of Reporting Persons Redpoint Omega Associates III, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,120 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,120 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,120 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒
11.	Percent of Class Represented by Amount in Row 9 0.0% of Common Stock (0.0% of Class A Common Stock) (3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 31,120 shares of Class B Common Stock held by ROA III, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person. The managers of RO III LLC commonly control ROA III. As such, RO III LLC possesses power to direct the voting and disposition of the shares owned by ROA III and may be deemed to have indirect beneficial ownership of the shares held by ROA III. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(4)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 418100103	13G

1.	Names of Reporting Persons Redpoint Omega III, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 691,558 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 691,558 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,558 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒
11.	Percent of Class Represented by Amount in Row 9 0.4% of Common Stock (0.8% of Class A Common Stock) (3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 660,438 shares of Class B Common Stock held by RO III, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person, and (ii) 31,120 shares of Class B Common Stock held by ROA III, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person. RO III LLC serves as the sole general partner of RO III and the managers of RO III LLC commonly control ROA III. As such, RO III LLC possesses power to direct the voting and disposition of the shares owned by RO III and ROA III and may be deemed to have indirect beneficial ownership of the shares held by RO III and ROA III. RO III LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(4)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 418100103	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of Class A common stock of HashiCorp, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

HashiCorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

101 Second Street, Suite 700

San Francisco, CA 94105

Item 2(a).	Name of Person(s) Filing:

Redpoint Omega II, L.P. (“RO II”)

Redpoint Omega Associates II, LLC (“ROA II”)

Redpoint Omega II, LLC (“RO II LLC”)

Redpoint Omega III, L.P. (“RO III”)

Redpoint Omega Associates III, LLC (“ROA III”)

Redpoint Omega III, LLC (“RO III LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

2969 Woodside Road

Woodside, California 94062

Item 2(c).	Citizenship:

RO II is a Delaware limited partnership

ROA II is a Delaware limited liability company

RO II LLC is a Delaware limited liability company

RO III is a Delaware limited partnership

ROA III is a Delaware limited liability company

RO III LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.000015 per share

Item 2(e).	CUSIP Number:

418100103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

CUSIP No. 418100103	13G

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022:

Reporting Persons	Class A Common Stock Held Directly (1)	Class B Common Stock Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(2)(3)
RO II	0	12,467,752	12,467,752	12,467,752	12,467,752	6.6% of Common Stock (13.2% of Class A Common Stock)
ROA II	0	385,594	385,594	385,594	385,594	0.2% of Common Stock (0.5% of Class A Common Stock)
RO II LLC (4)	0	0	12,853,346	12,853,346	12,853,346	6.8% of Common Stock (13.6% of Class A Common Stock)
RO III	0	660,438	660,438	660,438	660,438	0.4% of Common Stock (0.8% of Class A Common Stock)
ROA III	0	31,120	31,120	31,120	31,120	0.0% of Common Stock (0.0% of Class A Common Stock)
RO III LLC (5)	0	0	691,558	691,558	691,558	0.4% of Common Stock (0.8% of Class A Common Stock)

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2022.

(2)	The Common Stock beneficial ownership percentage is based on a total of 187,968,204 shares of Common Stock (81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock) outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022.

(3)	The Class A Common Stock beneficial ownership percentage is based on 81,949,871 shares of the Issuer’s Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on December 7, 2022, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(4)	RO II LLC serves as the sole general partner of RO II and the managers of RO II LLC commonly control ROA II. As such, RO II LLC possesses power to direct the voting and disposition of the shares owned by RO II and ROA II and may be deemed to have indirect beneficial ownership of the shares held by RO II and ROA II. RO II LLC owns no securities of the Issuer directly.

(5)	RO III LLC serves as the sole general partner of RO III and the managers of RO III LLC commonly control ROA III. As such, RO III LLC possesses power to direct the voting and disposition of the shares owned by RO III and ROA III and may be deemed to have indirect beneficial ownership of the shares held by RO III and ROA III. RO III LLC owns no securities of the Issuer directly.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 418100103	13G

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 418100103	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

REDPOINT OMEGA II, L.P.
By	its General Partner, Redpoint Omega II, LLC

By:
Scott Raney
Managing Director

REDPOINT OMEGA ASSOCIATES II, LLC

By:
Scott Raney
Managing Director

REDPOINT OMEGA II, LLC

By:
Scott Raney
Managing Director

REDPOINT OMEGA III, L.P.
By its General Partner, Redpoint Omega III, LLC

By:
Scott Raney
Managing Director

REDPOINT OMEGA ASSOCIATES III, LLC

By:
Scott Raney
Managing Director

REDPOINT OMEGA III, LLC

By:
Scott Raney
Managing Director

Exhibit(s):	99.1: Joint Filing Statement

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